UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

KCG Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number of Class of Securities)

John McCarthy, Esq.

KCG Holdings, Inc.

545 Washington Boulevard

Jersey City, New Jersey 07310

(201) 222-9400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Robert W. Reeder, Esq.

Jared M. Fishman, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$N/A	$N/A

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

On May 1, 2015, KCG Holdings, Inc., a Delaware corporation (“KCG” or the “Company”), issued a press release announcing that it plans to launch a modified Dutch auction tender offer to repurchase for cash up to $330 million of outstanding shares of its Class A Common Stock, par value $0.01 per share (the “Shares”). A copy of the press release is included as Exhibit 99.1 to this Schedule TO. Executives from KCG will review the announcements contained in the press release via teleconference and live audio webcast at 9:00 a.m. Eastern time on May 1, 2015. A copy of a visual presentation that will be a part of that review is included as Exhibit 99.2 to this Schedule TO.

The tender offer described in Exhibits 99.1 and 99.2 has not yet commenced. The press release and earnings presentation included as Exhibits 99.1 and 99.2 are for informational purposes only, are not a recommendation to buy or sell Shares, and do not constitute an offer to buy or the solicitation to sell Shares. The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that KCG expects to file Monday, May 4th with the Securities and Exchange Commission. Stockholders should read carefully the Offer to Purchase, Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Once the tender offer is commenced, stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that KCG will be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or the investor information section of KCG’s website at www.kcg.com.

ITEM 12.	Exhibits.

Exhibit Number	Description

99.1	Press Release, dated May 1, 2015.

99.2	KCG Holdings, Inc. Earnings Presentation, dated May 1, 2015.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KCG HOLDINGS, INC.

By:	/s/ John McCarthy
Name:	John McCarthy
Title:	General Counsel and Corporate Secretary

Date: May 1, 2015

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated May 1, 2015.

99.2	KCG Holdings, Inc. Earnings Presentation, dated May 1, 2015.